# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Fiona Robertson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 52 877 7826

## Reporting persons
- OSN Streaming Limited (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 3,698,550 ordinary shares, par value $0.001 per share (the "Ordinary Shares") of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note (each as defined in the Amended Schedule 13D) and the PIK Interest Amount (as defined in item 4 of this Amendment No. 8).
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. The number of shares set forth in rows 8, 10 and 11 reflects the 1-for-10 reverse stock split of the Issuer's Ordinary Shares implemented on August 1, 2025 (the "Reverse Stock Split").
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 3,698,550 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. The number of shares set forth in rows 8, 10 and 11 reflects the Reverse Stock Split.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 3,698,550 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. The number of shares set forth in rows 8, 10 and 11 reflects the Reverse Stock Split.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 3,698,550 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. The number of shares set forth in rows 8, 10 and 11 reflects the Reverse Stock Split.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 3,698,550 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. The number of shares set forth in rows 8, 10 and 11 reflects the Reverse Stock Split.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Comment: This Amendment No. 8 (this "Amendment No. 8") amends the initial statement on Schedule 13D filed on April 8, 2024 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, Amendment No. 2 to the Original Schedule 13D, Amendment No. 3 to the Original Schedule 13D, Amendment No. 4 to the Original Schedule 13D, Amendment No. 5 to the Original Schedule 13D, Amendment No. 6 to the Original Schedule 13D and Amendment No. 7 to the Original Schedule 13D filed on November 19, 2024, December 18, 2024, February 3, 2025, February 7, 2025, March 24, 2025, July 21, 2025 and July 23, 2025, respectively (the Original Schedule 13D, as so amended and supplemented, the "Amended Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The information reported in the Amended Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used but not defined in this Amendment No. 8 shall have the respective meanings ascribed to them in the Amended Schedule 13D. All references to the Schedule 13D in the Amended Schedule 13D and this Amendment No. 8 shall be deemed to refer to the Amended Schedule 13D as amended and supplemented by this Amendment No. 8.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the addition of the following:

On October 14, 2025, OSN Streaming Limited ("OSN"), delivered a notice (the "Notice") to the Issuer, pursuant to the Notes, notifying the Issuer of OSN's intention to convert: (i) the original principal amounts outstanding under the Notes in the aggregate amount of $55,000,000; and (ii) the capitalized PIK Interest and any accrued and not capitalized PIK Interest under the Notes as of December 15, 2025 (the "Conversion Date"), which is expected to be in the aggregate amount of approximately $4,404,312.86 (the "PIK Interest Amount").

The conversion of the Notes and the PIK Interest Amount shall be effected at the base conversion price of $25.00 per Ordinary Share (as such base conversion price was adjusted pursuant to the Notes following the Reverse Stock Split), resulting in the issue to OSN of a total of 2,376,171 Ordinary Shares on the Conversion Date.

The foregoing descriptions of the Notice are summaries of the material terms of such Notice, do not purport to be complete and are qualified in their entirety by reference to the Notice, which was filed as Exhibit 15 to this Amendment No. 8.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

"The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. OSN Streaming is the record owner of an aggregate of (i) 3,698,550 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares underlying warrants that are exercisable at a price of $115 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in the Amended Schedule 13D), plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the $12,000,000 aggregate principal amount of the Initial Note, the $20,000,000 aggregate principal amount of the Second Note, the $23,000,000 aggregate principal amount of the Third Note and the $4,404,312.86 aggregate amount of PIK Interest.

As of the date of this Amendment No. 8, (i) OSN Streaming Holding, a wholly owned subsidiary of PMH, holds a number of ordinary shares of OSN Streaming cumulatively representing 88.72% of the total issued share capital of OSN Streaming and (ii) the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 11.28% of the total issued share capital of OSN Streaming. Subject to the Second Completion and the Third Completion (each as defined in the Amended Schedule 13D), (i) OSN Streaming Holding will hold a number of ordinary shares of OSN Streaming cumulatively representing 66.17% of the total issued share capital of OSN Streaming as of the date of the SPA and (ii) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA.

PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH.

As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares acquired directly by OSN Streaming.

The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 2,376,171 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note, the Third Note and the PIK Interest Amount. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: "The information set forth in Item 5(a) of this Amendment No. 8 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: "Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated as follows: "Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

15 Notice of Intention to Convert Convertible Notes from OSN Streaming Limited to Anghami Inc. dated as of October 14, 2025 #*

* Filed herewith.

# Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks ("[***]").

## Signatures
- OSN Streaming Limited: /s/ Meshal Ali, Meshal Ali, Director (10/16/2025)
- OSN Streaming Holding Limited: /s/ Fiona Robertson, Fiona Robertson, Director (10/16/2025)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (10/16/2025)
- Panther Media Group Limited: /s/ Meshal Ali, Meshal Ali, Director (10/16/2025)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (10/16/2025)